UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                               Denny's Corporation
             -------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    24869P104
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 29, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:
[X] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 6 pages)

CUSIP No. 24869P104
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ore Hill Hub Fund Ltd.

Tax I.D. 98-0379390
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Cayman Islands

--------------------------------------------------------------------------------
Number of                    5.  Sole Voting Power                  0
Shares                       ---------------------------------------------------
Beneficially                 6.  Shared Voting Power        4,845,516
Owned by                     ---------------------------------------------------
Each Reporting               7.  Sole Dispositive Power             0
Person With                  ---------------------------------------------------
                             8.  Shared Dispositive Power   4,845,516

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,845,516

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
instructions)                                                                [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.23%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO

--------------------------------------------------------------------------------

                              (Page 2 of 6 pages)

CUSIP No. 24869P104
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ore Hill Partners LLC

Tax I.D. 03-0420197
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of                    5.  Sole Voting Power                  0
Shares                       ---------------------------------------------------
Beneficially                 6.  Shared Voting Power        4,845,516
Owned by                     ---------------------------------------------------
Each Reporting               7.  Sole Dispositive Power             0
Person With                  ---------------------------------------------------
                             8.  Shared Dispositive Power   4,845,516

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,845,516

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
instructions)                                                                [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.23%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IA

--------------------------------------------------------------------------------

                               (Page 3 of 6 pages)

Item 1.
         (a)  Name of Issuer:
              Denny's Corporation

         (b)  Address of Issuer's Principal Executive Offices:
              203 East Main Street, Spartanburg, South Carolina 29319-0001


Item 2.
         (a)  Name of Persons Filing:

              This Statement relates to shares held by Ore Hill Hub Fund Ltd. ("OH Hub Fund"). Ore Hill Partners LLC ("OH Partners") is the investment manager of the OH Hub Fund and, accordingly, may be deemed to have or share voting and dispositive power with respect to the shares reported herein.

         (b)  Address of Principal Business Office or, if none, Residence:

              The address of the principal business office of: (i) OH Hub Fund is c/o BISYS Hedge Fund Services (Cayman) Limited, 27 Hospital Road, P.O. Box 1748GT, Cayman Corporate Centre, George Town, Grand Cayman, Cayman Islands, BWI, and (ii) OH Partners is 650 Fifth Avenue, 9th Floor, New York, New York 10019.

         (c)  Citizenship:

              OH Hub Fund is a Cayman Islands exempted company. OH Partners is a Delaware limited liability company.

         (d)  Title of Class of Securities:

              Common Stock, par value $.01 per share

         (e)  CUSIP Number:

              24869P104

Item 3.

              OH Partners is a registered investment adviser under Section 203 of the Investment Advisers and, accordingly, is filing this Statement as:

              [X] An Investment Adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

              This Statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) with respect to the other persons joining in the filing of this Statement.


Item 4.  Ownership.
         As to each person joining in the filing of this Statement
         (a)       Amount beneficially owned: 4,845,516 shares held by OH Hub
                   Fund.
         (b)       Percent of class: 5.23%.
         (c)       Number of shares as to which the person has:
             (i)   Sole power to vote or to direct the vote:     0.
             (ii)  Shared power to vote or to direct the vote: 4,845,516 shares.
             (iii) Sole power to dispose or to direct the disposition of:   0.
             (iv)  Shared power to dispose or to direct the disposition of:
                   4,845,516 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

                               (Page 4 of 6 pages)

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group.

         Not applicable.

Item 10.  Certification.

         By signing below OH Partners certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below OH Hub Fund certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 13, 2007


                                            ORE HILL PARTNERS LLC,
                                               individually and on behalf of
                                            ORE HILL HUB FUND LTD.

                                            By: /s/ CLAUDE A. BAUM
                                                --------------------------------
                                                Name:  Claude A. Baum
                                                Title: General Counsel

                               (Page 5 of 6 pages)

                                  Exhibit Index
                                  -------------


Exhibit                                                       Page No.
-------                                                       --------

A.          Joint Filing Agreement, dated February 3, 2006,   [Previously filed]
            by and between Ore Hill Hub Fund Ltd., Ore Hill
            Partners LLC Benjamin Nickoll and Frederick Wahl

                               (Page 6 of 6 pages)